Mail Stop 3561

November 30, 2006

Kevin R. Hanson, Chief Executive Officer
Brockton Capital Corp.
750 West Pender St.
Suite 604
Vancouver, BC A1 V6C 2T7

      Re: **Brockton Capital Corp.**
               Form 20-F/A for Fiscal Year Ended April 30, 2005
               Filed September 11, 2006
               File No. 0-49760

Dear Mr. Hanson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for Fiscal Year Ended April 30, 2005

Financial Statements, page 35

Note 4 – Rights, page 42

1. We note in July 2004 you canceled your $123,610 notes receivable due from Cyberhand in exchange for distributorship rights. Please explain to us your accounting treatment for this transaction. Per APB 29, all nonmonetary transactions should be based on the fair values of the assets involved. Thus when you relieved Cyberhand of the $123,610 receivable in exchange for the

distributorship rights, the rights should have been recorded at their fair market value with any difference between the fair market value and $123,610 as a gain or loss in the statement of operations. If a fair market value analysis was performed as of July 2004, please provide us with this analysis.

As appropriate, please amend your filing and respond to these comments no later than December 22, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Kevin R. Hanson, CEO
        Fax: (604) 689-9773